SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call
Results
2Q17

August 2017



Cerro Chato Wind Farm I, II and III
Eletrobras Eletrosul Collection
Credit: Hermínio Nunes

Eletrobras

Disclaimer

This presentation may contain certain estimates and projections. Such estimates and projections are not statements of events occurring in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates in accordance with the Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act Of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "may", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify estimates that necessarily involve risks and do not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by Consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , And other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America. Estimates and projections refer only to the date they were expressed, and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

NÍVEL 1 BOVESPA BRASIL
Índice de Governança Corporativa Trade IGCT
LATIBEX XELTO & XELTB
EBR LISTED NYSE
Pacto Global Rede Brasileira
Índice de Sustentabilidade Empresarial ISE 2017

Highlights Results

Financial Performance

Evolution of the PDNG

Investments

New Regulatory Framework

2Q17 Highlights

- **ROL of R$ 7,819 million**, an increase of 9% compared to the 2Q16, excluding the effects of the RBSE.
- **Managerial Ebitda of R$ 1,923 million**, an increase of 83% compared to the 2Q16.
- **Managerial Net Income of R$ 162 million**, an increase of 203% compared to the 2Q16.
- **Reduction of the Net Debt/Ebitda adjusted** from 7.8 in 2Q16 **to 4.7 in 2Q17**.
- Total **investments of R$ 2,388.9** million in 2017.
- **Adhesion of 2,097 employees to PA**E - Extraordinary Retirement Plan, estimated **savings of R$ 875 million per year**, equivalent to 95% of the expected Master Plan target.
- **Transfer of 74 SPEs from subsidiaries to the Holding company to settle debts**, aiming at reducing indebtedness;
- **Receivables of R$ 1,387 million from the Federal Government to the subsidiaries Furnas and Eletrosul**, related to the credits of Law 8,727, of which R$ 765 million will be transferred to the Holding company as debt settlement and dividend payment. These resources will be used to finance the PAE - Extraordinary Retirement Plan.
- ProERP: 71% of physical advance.
- Election of **José Guimarães Monforte as new Chairman of the Board of Directors**.
- Launching of the **Policy for Indication of Administrators of the Subsidiaries and SPEs** - Law 13,303 / 2016.
- Contracting of **Independent Whistleblower Channel**
- Disclosure of **Dividend Policy**, aiming for greater transparency to shareholders - Law 13,303 / 2016.
- **RBSE: Beginning of the receivables** of approximately R$ 560 million per month, corresponding to approximately **R$ 6.7 billion/year** for the 2017-2018 cycle, starting on August 15, 2017.
- **New Legal Framework Electric Sector - Technical Note MME 5/2017.**

Results Highlights

Financial Performance

Evolution of the PDNG

Investments

New Regulatory Framework

Eletrobras

Consolidated Result 2Q17
(R$ million)


IFRS
Managerial
Net Revenue
-72,4%
R$ (23,877) million
2Q16
R$ 32.971
milhões
2Q17
R$ 9,094
million
+15%
R$ 963 million
2Q16
R$ 6,450
million
2Q17
R$ 7,413
million
EBITDA
-87%
R$ (20,379) million
2Q16
R$23,385
million
2Q17
R$ 3,005
million
+83%
R$872 million
2Q16
R$ 1,051
million
2Q17
R$ 1,923
million
Net Profit
-97%
R$ (12,477) million
2Q16
R$ 12,791
million
2Q17
R$ 344
million
204%
R$ 319 million
2Q16
R$(157)
million
2Q17
R$ 162
million

	Net Revenue		EBITDA		Net Profit Consolidated	
	2Q16	2Q17	2Q16	2Q17	2Q16	2Q17
	32,971	9,094	23,385	3,005	12,791	344
AJUSTS						
Construction	(711)	(407)				
Basic Network Effects of the Existing System (RBSE)	(25,810)	(1,275)	(25,810)	(1,275)	(25,810)	(1,275)
Extraordinary Retirement Plan - PAE			-	706	-	706
Independent Investigation expenses			103	22	103	22
Contingencies			(596)	465	(596)	465
Onerous contracts			1,622	(907)	1,622	(907)
Impairment			2,348	(118)	2,348	(118)
Provision/(Reversal) for Losses on Investments			1	24	1	24
Monetary Compulsory Loan Updates					611	467
Provision for IRPJ related to RBSE					8,775	433
Managerial	**6,450**	**7,413**	**1,051**	**1,923**	**-157**	**162**

Improvement in Economic and Financial Performance
(R$ million)

Consolidated IFRS	2Q16	2Q17	%	1H16	1H17	%
ROL	**32,971**	**9,094**	**-72%**	**39,619**	**17,954**	**-55%**
(-)PMSO	-2,786	-3,799	36%	-5,198	-6,277	21%
(-) Operating Costs and Expenses	-7,628	-3,203	-58%	-14,520	-7,442	-49%
(+) Shareholdings	376	456	21%	558	2,280	308%
EBITDA	**23,385**	**3,005**	**-87%**	**21,344**	**7,434**	**-65%**
Financial Result	-1,232	-2,021	-64%	-2,577	-3,358	-30%
Taxes	-8,911	-183	-98%	-8,985	-1,435	-84%
Net Profit	**12,791**	**344**	**-97%**	**8,896**	**1,722**	**-81%**

Consolidated Managerial	2Q16	2Q17	%	1H16	1H17	%
ROL Managerial[1]	**6,450**	**7,413**	**15%**	**12,646**	**14,085**	**11%**
(-) PMSO Managerial	-2,683	-3,071	14%	-5,070	-5,445	7%
(-) Managerial Operating Costs and Expenses	-3,543	-3,331	-6%	-7,136	-6,975	-2%
(+) Shareholdings	376	456	21%	558	755	35%
EBITDA Managerial[(2)]	**1,051**	**1,923**	**83%**	**1,884**	**3,338**	**77%**
Managerial Financial Result	-621	-1,554	-150%	-1,349	-2,422	-80%
Managerial Taxes	-136	250	283%	-210	-36	-83%
Net Profit Managerial	**-157**	**162**	**203%**	**-560**	**-38**	**93%**

(1) Excludes Celg-D, construction and RBSE.
(2) Excludes (1) and expenses with research, research findings, contingencies, onerous contracts, impairment, provision for losses on investments, equity interest (RBSE CTEEP)

Resuts by Segment

R$ million

IFRS 2Q17	GENERATION		TRANSMISSION		DISTRIBUTION
Regime	**Exploration**	**O&M**	**Exploration**	**O&M**	**-**
ROL	**4,204**	**568**	**459**	**2,208**	**2,059**
(-) PMSO	-1,033	-306	-328	-1,083	-471
(-) Operating Costs and Expenses	-1,709	-264	-157	-7	-1,534
EBITDA	**1,795**	**22**	**-15**	**1,122**	**133**
Financial Result	(460)	35	(197)	(409)	(936)
Taxes	-210	205	-51	-450	487
Net Income	**792**	**238**	**(273)**	**258**	**(394)**

IFRS 2Q16	GENERATION		TRANSMISSION		DISTRIBUTION
Regime	**Exploration**	**O&M**	**Exploration**	**O&M**	**-**
ROL	**3,426**	**556**	**423**	**26,765**	**2,144**
(-) PMSO	-294	-169	-322	-518	-855
(-) Operating Costs and Expenses	**-2,627**	**-195**	**-219**	**-253**	**-1,440**
EBITDA	**859**	**202**	**-130**	**25,999**	**-71**
Financial Result	(474)	(138)	0	151	(462)
Taxes	**81**	**15**	**-95**	**-8,825**	**0**
Net Income	**112**	**69**	**(213)**	**17,321**	**(614)**

The changes (%) refer to comparison with 2Q16.

Generation:

Rol:+20%

Ebtida: +71%

Net Income: 470%

Transmission:
Rol: -90%

Ebtida: -96%

Net Income : -100%

Influenced by the attypical effect of the RBSE in the 2Q16

Distribution:

Rol: -4%

Ebtida: 286%

Net Result: 36%.

Gross Revenue 2T17

R$ million



-69%
R$ (23,933)
+11%
R$ 907
34,831
25,810
711
8,310
45
108
60
208
290
195
9,217
1,275
407
10,898
Gross Revenue IFRS 2Q16
RBSE
CELG D and Construction
Managerial Gross Revenue 2Q16
Generation - O&M Regim
Generation - Exploração Regim
Transmission - O&M Regim
Transmission - Exploração Regim
Distribution
Others Revenues
Managerial Gross Revenue 2Q17
RBSE
CELG D and Construction
Gross Revenue IFRS 2Q17

Highlights:

Transmission O & M: Atypical effect of RBSE, in the amount of R $ 26 billion, in 2Q16, due to the first registration of the financial asset, while in 2Q17 there is only a monetary adjustment of the financial asset around R$ 1.3 billion.

Distribution: Effect of the positive CVA registration in several distributors and short-term revenue in 2Q17.

The variations (%) refer to comparison with the same components of 2Q16

Personnel, Material, Services and Others

(R$ million)

Consolidated IFRS	2Q16	2Q17	%	1H16	1H17	%
Personnel	-1,428	-2,404	68%	-2,845	-4,006	41%
Material	-72	-65	-10%	-132	-120	-9%
Services	-733	-665	-9%	-1,245	-1,246	0,1%
Others	-552	-664	20%	-977	-904	-7%
PMSO	**-2,786**	**-3,799**	**36%**	**-5,198**	**-6,277**	**21%**

- **Provision for PAE** - Extraordinary Retirement Plan of **approximately R$ 706 million**.

Consolidated Managerial	2Q16	2Q17	%	1H16	1H17	%
Personnel Managerial	-1,428	-1,699	19%	-2,845	-3,263	15%
Material Managerial	-72	-65	-10%	-132	-118	-11%
Services Managerial	-630	-643	2%	-1,116	-1,176	5%
Others Managerial	-552	-664	20%	-977	-887	-9%
PMSO Managerial (1)	**-2,683**	**-3,071**	14%	**-5,070**	**-5,445**	7%

- Increase due to the **payment of taxes** on Eletronorte's receivables from Ceron**.**

- Effect of the **13% Adjustment of the Collective Bargaining Agreement** of 2016-2018, which only affected 9% after 3Q16 and 4% in 2Q17, demonstrating management measures that compensated this effect

(1) Excludes the expenses with independent investigation, provision for PAE (Retirement Plan) and CELG-D.

Operating Provisions

R$ milllion

	2Q16	2Q17	(%)
Garanties	11	9	-13%
Contingencies	-596	465	-178%
PCLD – Consumers and Resellers	17	52	197%
PCLD – Loans and Financing	3	-5	-252%
Onerous Contracts	1,622	-907	-156%
Losses on Investments	1	24	4573%
Impairment	2,348	-118	-105%
Others	169	-20	-112%
Total	**3,574**	**-499**	**-114%**

Constitution of Contingency of R$ 465 million, with emphasis on **labor claims** of approximately R$ 270 million and **tax liabilities** of R$ 150 million

Reversal of onerous contracts of R$ 907 million, especially Distributors, due to the termination of the temporary distribution service on 12/31/2017

Reversal of **impairment of R$ 118 million**, due to lower constitution for Angra III plant

* The negative values in the quarters means reversal of provisions.

Ebitda 2Q17

R$ million



-87%
R$ (20,379)
+83%
R$ 872
23,385
22,333
1,051
963
79
53
-388
165
1,923
1,082
3,005
15%
21%
2%
14%
82%
EBITDA CVM 2Q16
Non-recurring Items
EBITDA Managerial 2Q16
ROL
Partner participation
Costs Expenses
PMSO
Operational Provisions
EBITDA Managerial 2Q17
Non-recurring Items
EBITDA CVM 2Q17
Managerial

Highlights:

- Increase in the recurring ROL due to growth in generation supply revenues and **short-term** energy sales revenue;
- Decrease of 14% in PMSO due to management measures;
- Recurring Operating Provisions refer to uncovered liabilities of subsidiaries, in particular Distributors, and Losses of Doubtful Accounts.

The variations (%) refer to comparison with the same components of 2Q16
Items not recalled, check page 6.

Financial Result

R$ million

	2Q16	2Q17	%
Financial income	**3,955**	**1,272**	**-68%**
Interest income, commissions and fees	157	312	99%
Revenue from financial investments	234	262	12%
Moratorium surcharge on electricity	113	45	-61%
Active monetary adjustment	1,071	556	-48%
Exchange rate changes	2,158	0	-100%
Remuneration of the 1st tranche Compensation	0	0	-
Regulatory asset update	6	1	-89%
Gains on derivatives	96	0	-100%
Other financial income	120	97	-19%

	2Q16	2Q17	%
Financial expenses	**-5,187**	**-3,293**	**-37%**
Debt charges	-1,484	-1,412	-5%
Lease charges	-86	-80	-6%
Charges on shareholders' funds	-42	-103	141%
Monetary passive adjustments	-947	-782	-17%
Foreign exchange variations	-2,335	-95	-96%
Update of regulatory liabilities	-8	-6	-25%
Derivative losses	-53	-48	-10%
Other financial expenses	-232	-767	231%
Financial Result	**-1,232**	**-2,021**	**-64%**

Natural Hedge

Indexed Rate Reduction (Inflation and Selic)

Adjustment in the taxes account of Eletrobras

Improving Economic and Financial Performance

PMSO Managerial/ROL Managerial 2Q16 X 2Q17



728
103
41%
42%
2,683
3,071
2Q16
2Q17
CELG D and Non Recurring Effects
PMSO Managerial
PMSO Managerial/ROL Managerial

PMSO Managerial/ROL Managerial 1H16 X 1H17



735
129
40%
39%
5,070
5,445
1S16
1S17
CELG D and Nond recurring effects
PMSO Managerial
PMSO Gerencial/ROL Gerencial

Improving Economic and Financial Performance

EBITDA and EBITDA Margin 2Q16 X 2Q17



1,923
1,051
25.9%
16.3%
2Q16
2Q17
EBITDA Managrial
Managerial EBITDA Margin

EBITDA and EBITDA Margin 1H16X 1H17



3,337
1,884
23.7%
14.9%
1H16
1H17
EBITDA Managerial
Managerial EBITDA Margin

Results Highlights

Financial Performance

Evolution of the PDNG

Investments

New Regulatory Framework

Holding Diagnostics and Guidelines


Fragility in Governance and Compliance
Low operational performance
High indebtedness
PLAN CHALLENGE 21
Governance and Conformity
Excellence Operational
Discipline Financial

Evolution of the PDNG 2017-2021

Governance and Conformity

Goal:

Material weaknesses = 0

Eletrobras 5 Dimensions Program

- Implanted External Whistleblower Channel
- Centralized management and handling of complaints process implemented
- Established due diligence process for suppliers
- Created committee and Information Security Area

Governance Improvement

- Approval of the Dividend Policy
- Created three committees to support the Board of Directors (Strategy, Governance and Sustainability Committee, People and Eligibility Committee and Audit and Risk Committee)
- Launched Policy for the Appointment of Administrators of the subsidiaries and SPEs - Law 13,303/2016

Evolution of the Master and Business Plan (PDNG) 2017-2021

Operational Excellence

Goal:

$\frac{\textbf{PMSO}}{\textbf{PMSO Regulatory}} < 1.0$

Extraordinary Retirement Plan (PAE)



Employees Reduction (in units)
86%
2,437
2,097
Target
Realized*



The PAE excludes Amazonas GT.



Savings (R$ millions/year)
95%
920
874.8
Target
Realized*

	Planned	Performed
Investments	R$ 1,584 MM	R$ 809.8 MM
Expected annual savings	R$ 920.6 MM	R$ 874.8 MM
Payback	1.72 year	0.93 year

There is still a potential savings of 20.8 MM, as a result of the retirement of 65 Amazonas GT employees, with an investment of 22.6 MM.

Evolution of the Master and Business Plan (PDNG) 2017-2021

Operational Excellence

Goal :

$$\frac{\textbf{PMSO}}{\textbf{PMSO}\ \text{Regulatory}} < 1.0$$

Organizational restructuring

Management positions reduction



-689
(-31%)
2,220
1,633
1,531
102
(+17%)
587
689
2016
Target
Expected Position 2017
Target
Expected Result 2017

The reduction of 3 Executive Officers and 689 positions, representing a 31% decrease compared to 2016:

118 assistents (-52%)
429 managers (-29%)
142 other positions (-40%)

Associated Cost (R$ millions)



-43.9
(-15%)
285.6
217.8
241.7
-23.9
(-35%)
67.8
43.9
2016
Target
Expected Position 2017
Target
Expected Result 2017
Total Values
Reductions

The reduction of R$ 43.9 millions, 15% decrease compared to 2016.

Operational Excellence

Goal:

$$\frac{\textbf{PMSO}}{\textbf{PMSO Regulatory}} < 1.0$$

ProERP

Project Status:

- Implementation rate: 71% (08/08/2017)
- *Go live* of 4 Companies in January 2018
- *Go live* of 6 Companies up to August 2018

Investments/Support and Maintenance Costs (R$ thousands)

- Around 143 millions

Potential Economy

- Around 107 millions/year from 2019

Operational Excellence

Goal:

$$\frac{\textbf{PMSO}}{\textbf{PMSO Regulatory}} < 1.0$$

Shared Services Center - CSC

Savings of R$ 600 millions/year

53% completed:

- Operational model definition
- Implementation plan
- Identification of the current processes

Next steps:

- Redesigning of the processes
- Qualitative and quantitative analysis
- Implementation of regional CSCs

Forecast

- Potential Disenrollment of 50% of 4,832 employees in PID – A (Disenrollment Incentive Plan)

50% between Jul-Dec 2017 and
50% Between Jan-Jun 2018

Evolution of the Master and Business Plan PDNG 2017-2021

Financial discipline

Goal:

<u>NET DEBT</u> < 4.0
Adjusted **EBTIDA**



Net Debt Management
Net Debt Management / EBITDA Management
19.0
20.9
21.6
23.4
23.1
23.4
9.8
7.8
8.5
6.7
5.7
4.7
mar-16
jun-16
set-16
dez-16
mar-17
jun-17

Adjusted EBITDA*	**1.9**	**2.7**	**2.5**	**3.5**	**4.1**	**4.9**

*Last 12 months

R$ millions

Gross Debt	**46,207**
Financing payable without RGR	43,532
(-) (Cash + Securities)	7,906
(-) Financing receivable without RGR	10,732
(-) Net balance of Itaipu financial asset	1,471
Net Debt	**23,423**

Gross Debt Profile*

Financing (R$ millions)	**4,943**	**3,270**	**8,251**	**4,152**	**9,331**	**2,269**	**12,722**	**45,845**
Expiration (year)	2017	2018	2019	2020	2021	2022	After 2022	Total

*Excluding debentures, in the amount of R$ 362 millions

Financial discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

Distribution Companies Privatization

STAGES	PRIVATIZATION PROCESS	DEADLINES
PREPARATION	Information collection from distribution companies ✓	Nov/16 - Jan/17
	Hire of consulting company ✓	Nov/16 - Feb/17
ANALYSIS	Accounting *Due Diligence* ✓	Feb/17 - Oct/17
	Legal *Due Diligence* ✓	
	Economic and financial analysis ✓	
	Privatization Structure ✓	
	Business Adjustments	
SALE	*Dataroom opening* to potential investors	Jul/17 - Dec/17
	Auction	Jul/17 - Dec/17

✓ Completed
✓ In progress

Note: Information collection and Hire of consulting company: Completed; Accounting Due Diligence, Legal Due Diligence, Economic and financial analysis, Privatization Structure: In progress.

Financial discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

Current structure

Eletrobras

Eletrobras Cepel (100.00%)

Generation and Transmission

Company	SPEs	
Eletrobras Eletronorte (99.48%)	G	07
	T	11
	Σ	18
Eletrobras Chesf (99.58%)	G	47
	T	08
	Σ	55
Eletrobras Furnas (99.56%)	G	57
	T	19
	Σ	76
Eletrobras Eletrosul (99.88%)	G	31
	T	10
	Σ	41

Eletrobras Amazonas GT (100.00%)

Generation

- Eletrobras Eletronuclear (99.91%)
- Eletrobras CGTEE (99.99%)

Binational Generation

- ITAIPU BINACIONAL (50.00%)

Distribution

- Eletrobras Distribuição Acre (96.71%)
- Eletrobras Distribuição Alagoas (100,00%)
- Eletrobras Distribuição Piauí (100.00%)
- Eletrobras Distribuição Rondônia (100.00%)
- Eletrobras Distribuição Roraima (100.00%)
- Eletrobras Distribuição Amazonas (100.00%)

Eletrobras Companies

Business Segment	Number of SPE	Book value (R$ millions)
Generation	137	16,908
Transmission	38	7,378
Services	3	60
Total	**178**	**24,346**

Shareholdings

Eletrobras Eletropar (83.71%)

- Windfarm Mangue Seco 2 49.0%
- Belo Monte – 15,0%
- Minorities: G, T and D 25 Companies

SPEs Abroad

- Inambari Geração de Energia S.A. – IGESA (29.40%)
- Rouar S.A. – Windfarm Artilleros (50.00%)

Financial discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

SPEs Sales:

	We own	Transaction	Book Value
Debt Settlement	58 Windfarms (838 MW) + 16 Transmissors (3,059 km and 7,424 MVA) **Total: 74 SPEs**	Sale Eletrobras	*Book Value* R$ 1,693.5 mi + R$ 2,657.3 mi **Total: R$ 4,350.8 mi**
Debt Settlement	6 Windfarms - Corporate (138 MW) **Total: 6 Corporate**	Sale Eletrobras	*Book Value* **Total: R$ 245.5 mi**
	1 Winfarm – Mangue Seco 2 (12.7 MW) **Total: 1 SPE**	Sale Eletrobras	*Book Value* **Total: R$ 17.1 mi**
	1 Transmissor – PARAÍSO (295 km and 300 MVA) **Total: 1 SPE**	Sale Eletrosul	*Book Value* **Total: -R$ 1.3 mi**
	1 thermal Serra do Navio (11.4MW) **Total: 1 SPE**	Sale Eletronorte	*Book Value* **Total: -R$ 12.9 mi**

Total sale of the 74 SPEs + 6 Corporate : R$ 4,599.2 million

Debt Settlement= Transfer of assets from subsidiaries to Holding company to pay debts. These assets will be sold by the Holding company.

Financial discipline

Goal:

NET DEBT < **4.0**
Adjusted **EBTIDA**

Discontinuance of Activities of SPEs

We own	Transaction	we will own	Book Value
1 UHE Inambari 1 Transmission – E. Olímpica + 2 EPC (service) **Total: 4 SPEs**	**Discontinuance of Activities** →		*Book Value* **Total: R$ 58.2 mi**

Discontinuance of activities of 4 SPEs: R$ 58.2 million

Evolution of the Master and Business Plan PDNG 2017-2021

Financial Discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

SPEs incorporation in corporate enterprises

We own	Transaction	We will own	Book Value
11 windfarms - C. Pindaí I, II III (107.2 MW) + 1 Transmissor - ETN (305 km and 4,350 MVA) **Total: 12 SPEs**	**Chesf incorporation**	11 windfarms - C. Pindaí I, II III (107.2 MW) + 1 Transmissor - ETN (305 km and 4,350 MVA) **Total: 12 Corporate**	*Book Value* R$ 569.55 mi + R$ 664.5 mi **Total: R$ 1,234 mi**
3 Transmissors - Costa Oeste, Marumbi and TSBE (719 km and 414 MVA) **Total: 3 SPEs**	**Swap with partnership and incorporation**	1 Transmissor – TSBE (637 km and 133 MVA) **Total: 1 Corporate**	*Book Value* **Total: R$ 343.9 mi**

Incorporation of 15 SPEs in 13 Corporate enterprises: R$ 1,577.9 million

Evolution of the Master and Business Plan PDNG 2017-2021

Financial discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

Participation in SPEs that will remain in the Eletrobras System

We own	Transaction	We will own	Book Value
7 windfarms (45.6 MW) + 13 HPP (11.077,4 MW) + 17 Transmissors (4,611 km and 10,948 MVA) + 1 Service (O&M Três Irmãos) — **Total: 38 SPEs**	Remain	7 windfarms (45.6 MW) + 13 HPP (11.077,4 MW) + 17 Transmissors (4,611 km and 10,948 MVA) + 1 Service (O&M Três Irmãos) — **Total: 38 SPEs**	*Book Value* R$ 388 mi + R$ 14,221.9 mi + R$ 3,712 mi + R$ 3.0 mi — **Total: R$ 18,325 mi**
43 operating windfarms (667.1 MW) + *2 holdings* **Total: 45 SPEs**	Concentration	10 Windfarms (667.1 MW) — **Total: 10 SPEs**	*Book Value* — **Total: R$ 31 mi**

48 remaining SPEs: R$ 18,356 million

Evolution of the Master and Business Plan PDNG 2017-2021

Financial discipline

Goal:

NET DEBT < 4.0
Adjusted **EBTIDA**

R$ million

Nº SPEs in 06/30/2017

Activity	Generation	Transmission	Services	Total SPEs 06/30/2017	Book Value in 06/30/2017
SPEs	137	38	3	178	R$ 24,346

Operation in Progress– PDNG 2017/2018

Activity	Generation	Transmission	Services	Total	Book Value in 06/30/2017
Sale	60 SPEs + 6 Corporate	17	0	77 SPEs + 6 Corporate	R$ 4,599
Incorporation	11	4	0	15 SPEs to 13 Corporate	R$ 1,578
Concentration	45	0	0	45 SPEs to 10 SPEs	R$ 31
Closing down	1	1	2	4	R$ 58.2

SPE's Evolution in 12/31/2018

Assets	Generation	Transmission	Services	Total 12/31/2018	Book Value in 06/30/2017
SPEs	30	17*	1	48	R$ 18,356
Corporate Enterprises	11	2	0	13	R$ 1,578
Total	-	-	-	-	**R$ 19,934**

-18%

* BMTE – Belo Monte Transmissora de Energia Elétrica considers the sales of 24.5% shareholding held by Eletronorte, Furnas will keep it's 24.5% in BMTE.

Financial discipline

Goal:

NET DEBT < 4.0 Adjusted EBTIDA

Future Structure

Eletrobras

Eletrobras Cepel (100,00%)

Generation and Transmission

Eletrobras Eletronorte (99,48%)

Eletrobras Chesf (99,58%)

Eletrobras Furnas (99,56%)

Eletrobras Eletrosul (99,88%)

Generation

Eletrobras Eletronuclear (99,91%)

Binational Generation

ITAIPU BINACIONAL (50,00%)

Shareholding

Eletrobras Eletropar

Minorities

G, T and D 25 companies

Abroad SPC

Rouar S,A, – Parque Eólico Artilleros (50,00%)

Eletrobras Companies

Business Segment	Number of SPCs	Book value (R$ millions)
Generation	30	14,641
Transmission	17	3,712
Services	1	3
Total	**48**	**18,356**

Evolution of the Master and Business Plan PDNG 2017-2021

Financial discipline

Goal:

NET DEBT < 4,0
Adjusted **EBTIDA**

G&T Programs Evolution

Installed Capacity in 06/30/2017 (MW)	**47,004**
Conclusion of works	3,487
Sale	-1000,4
Installed Capacity Potential in 12/31/2018 (MW)	**49,490**

Existing Capacity (MVA) in 06/30/2017	**237,442**
Conclusion of works	9,923
Sale (SPEs)	-3,765
Future capacity (MVA) em 31/12/2018	**243,600**

Financial discipline

Goal:

NET DEBT < 4,0
Adjusted **EBTIDA**

G&T Programs Evolution

10 Wind Farms, of 279 MW, able to operate, after transmission projects conclusion that were delayed by Chesf.

Substations (Connection Points)	Parks (Quantity)	Total Capacity (MW)
SS Touros	04	108.00
SS Morro do Chapéu II	05	147.70
SS Ibiapina II	01	23.10
Total	**10**	**278.80**

There is no Wind Farm with restricted operation, in August 2017, due to the delay of Eletrobras Companies in transmission projects.

Eletrobras

Investments 1S17

R$ millions

	Planned 2017	Performed 2Q17	Performed 1H17	% no 1H17
Generation	**4,065.5**	**506.2**	**1,116.3**	**27.5**
Corporative Expansion	1,768.0	168.1	308.4	17.4
SPCs Expansion	1,801.7	288.3	727.3	40.4
Maintenance	495.9	49.8	80.6	16.3
Transmision	**2,308.9**	**462.2**	**845.2**	**36.6**
Corporative Expansion	1,324.8	185.4	318.6	24.0
SPCs Expansion	636.4	191.2	387.6	60.9
Maintenance	347.7	85.7	139.0	40.0
Distribution	**1,412.1**	**156.6**	**310.0**	**22.0**
Corporative Expansion	1,014.1	116.2	209.6	20.7
Maintenance	397.9	40.3	100.4	25.2
Others (Researches, Infrastructure and Environmental Quality)	**1,167.2**	**58.7**	**117.4**	**10.1**
Investments Total	**8,953.7**	**1,183.7**	**2,388.9**	**26.7**

The variation (%) means the percentage of investments made up to June 2017 in relation to the forecast for 2017.

Highlights

Generation

- In operation, **3,288.6 MW of Belo Monte,** with aggregation of **1,300 MW in 2017.**
- Conclusion of **Mauá 3 project** with **591MW of** installed capacity – Investments of R$ 1,186 millions.
- Shutdown of TPP **Presidente Médici – Phase B (257 MW)** due to the higher cost of generation.

Transmission

- Energization of **61.5 Km** of transmission lines by **Chesf** referring to Ceará-Mirim circuit.
- Conclusion of substations Touros, Morro do Chapéu II and SE Ibiapina II by Chesf, which were delayed.

Results Highlights

Financial Performance

Evolution of the PDNG

Investments

New Regulatory Framework

New Regulatory Framework

Principles	Highlights Eletrobras
• Decisions guiding reform of cohesion elements: packages of policy measures perennial; • Flexibility of the electric sector model: allows model unlocking and dynamic management of systemic and commercial risks; • Adequate allocation of costs between agents: correction and rationalization of subsidies; • Sustainability Measures: proposals to terminate judicial claims and distribution of income of the sector's assets.	• The possibility of the Global Reversion Reserve being used to pay part of the RBSE and terminate judicial claims; • Potencial privatization of hydroeletric plants operated by Eletrobras under the quotas regime, and repricing of its energy contracts; • Terminate judicial claims in hydrological risk (GSF), to limit the exposure to the GSF.

New Regulatory Framework

Quotas Plants Regime Brazil: 91 Power plants 29 GW of installed capacity

↑ **48% of installed capacity**

Eletrobras Plants Regime of Quotas: 14 Power plants 14 GW of installed capacity

Current Situation Plants Under Quota Regime

	Monthly average value (R$ million)	Monthly average value (R$/MWh)
(+) Cost GSF - Power Plants Brazil	1,000	115.6
(+) Cost O&M - Brazil Plants under quotas regime	529	61.1
(=) Total Brazil Plants under quotas regime*	**1,529**	**176.2**
(+) Cost GSF - Power Plants Eletrobras Quotas	730	98.7
(+) Cost O&M –Eletrobras Plants under quotas regime	259	35.0
(=) Total Eletrobras Plants under quotas regime	**989**	**133.7**

(*) Includes Ilha Solteira and Jupiá plants

Average O&M Eletrobras cost is 43% lower than the average O&M Brazil Cost

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